                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. 1)*


                       REGENERON PHARMACEUTICALS INC.
                               (Name of Issuer)


                        COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  00075886F1
                                (CUSIP Number)


                                                  with a copy to:
George A. Vandeman, Esq.                          Gary Olson, Esq.
Senior Vice President,                            Latham & Watkins
General Counsel and Secretary                     633 West Fifth Street
Amgen Inc.                                        Suite 4000
Amgen Center                                      Los Angeles, California 90071
1840 DeHavilland Drive                            (213) 485-1234
Thousand Oaks, CA 91320-1789
(805) 447-1000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              September 22, 1995
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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                                 SCHEDULE 13D

- ------------------------
  CUSIP No. 00075886F1
- ------------------------

- -----------------------------------------------------------------------------
  1   NAME OF PERSON
         AMGEN INC.
- -----------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [ ]
- -----------------------------------------------------------------------------
  3   SEC USE ONLY

- -----------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
            WC
- -----------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
      PURSUANT TO ITEMS 2(d) or 2(e)
- -----------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
- -----------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                                  1,083,766
                         ----------------------------------------------------
 NUMBER OF                 8   SHARED VOTING POWER
 SHARES                          N/A
 BENEFICIALLY            ----------------------------------------------------
 OWNED BY EACH             9   SOLE DISPOSITIVE POWER
 REPORTING                         1,083,766
 PERSON WITH             ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                 N/A
                         ----------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
          1,083,766
- -----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
      CERTAIN SHARES*
         N/A
- -----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%
- -----------------------------------------------------------------------------
 14   TYPE OF PERSON REPORTING*
         CO
- -----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT



                              Page 2 of 8 Pages






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        This Amendment No. 1 to Schedule 13D is being filed on behalf of Amgen
Inc., a Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July 26, 1995 (the "Schedule 13D") relating to the common stock, $0.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 to Schedule 13D is hereby amended and supplemented to add the following information:

        Pursuant to an agreement (the "Lock-Up Agreement"), dated as of September 22, 1995, by and between the Reporting Person and Morgan Stanley & Co. Incorporated and Smith Barney Inc., as representatives of the underwriters in a proposed public offering (the "Public Offering") of approximately 3,000,000 shares of the Common Stock of the Issuer (the "Underwriters"), the Reporting Person has agreed not to, without the prior written consent of Morgan Stanley & Co. Incorporated, (1) directly or indirectly offer, pledge, sell, contract to sell or purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for the Common Stock or (2) enter into any swap or other agreement that transfers any economic consequence of ownership of the Common Stock, in each case for a period beginning on September 22, 1995 (the date of the filing of a registration statement relating to the Public Offering) and ending 90 days after the date of the prospectus relating to the Public Offering. In addition, the Lock-Up Agreement provides that, without such prior written consent, the Reporting Person will not during such period make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. Pursuant to its terms, the Lock-Up Agreement shall automatically terminate and be of no further force and effect if the registration statement relating to the Public Offering is not declared effective by the Securities and Exchange Commission on or before November 15, 1995.


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ITEM 6.    CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 to Schedule 13D is hereby amended and supplemented to add the following information:

        As described in Item 4, above, the Reporting Person has entered into the Lock-Up Agreement with respect to the Common Stock.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended and supplemented to add the following information:

7.2 Lock-Up Agreement, dated as of September 22, 1995, by and between the Reporting Person, Morgan Stanley & Co. Incorporated and Smith Barney Inc.



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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     AMGEN INC.


                                     By: /s/ George A. Vandeman
                                        --------------------------------------
                                        Name:   George A. Vandeman
                                        Title:  Senior Vice President, General
                                                Counsel and Secretary


Dated: September 25, 1995



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                              INDEX TO EXHIBITS

                                                                         PAGE
                                                                         ----
7.2     Lock-Up Agreement, dated as of September 22, 1995 by and
        between the Reporting Person, Morgan Stanley & Co. Incorporated
        and Smith Barney Inc.



                              Page 7 of 8 Pages